November 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Karina Dorin, Robert Babula and Gus Rodriguez

Re:	Swiftmerge Acquisition Corp. AleAnna Energy, LLC Amendment No. 3 to Registration Statement on Form S-4 Filed November 14, 2024 File No. 333-280699 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Swiftmerge Acquisition Corp. and AleAnna Energy, LLC (the “Co-Registrants”) each respectfully request that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 4:00 p.m. Eastern Daylight Time, on November 21, 2024, or as soon as practicable thereafter, or at such other time as the Co-Registrants or the Co-Registrants’ legal counsel Greenberg Traurig, LLP and Haynes and Boone, LLP, respectively, request by telephone that such Registration Statement be declared effective.

The Co-Registrants hereby authorize Grant J. Levine of Greenberg Traurig, LLP and Jennifer T. Wisinski of Haynes and Boone, LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Levine at 954-768-8209 of Greenberg Traurig, LLP and Ms. Wisinski of Haynes and Boone, LLP at 214-651-5330 as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Levine and Ms. Wisinski, via email at levineg@gtlaw.com and jennifer.wisinski@haynesboone.com, respectively. Please contact Mr. Levine and Ms. Wisinski if you have any questions or concerns regarding this matter.

Very truly yours,

Swiftmerge Acquisition Corp.

/s/ John Bremner
John Bremner
Chief Executive Officer

AleAnna Energy, LLC

/s/ Tristan Yopp
Tristan Yopp
Chief Financial Officer